G A R Y S T E V E N F I N D L E Y & A S S O C I A T E S

Gary Steven Findley*	A PROFESSIONAL CORPORATION	Telephone
Thomas Q. Kwan	ATTORNEYS AT LAW	(714) 630-7136
Laura Dean-Richardson		Telecopier
Debra L. Barbin	1470 NORTH HUNDLEY STREET	(714) 630-7910
	ANAHEIM, CALIFORNIA 92806	(714) 630-2279

*A Professional Corporation

August 11, 2006

Mr. William C. Friar

Division of Corporation Finance

Securities and Exchange Commission

250 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             The Bank Holdings Form S-4 Registration Statement

Pre-effective Amendment No. 1, File No. 333-136212

Dear Mr. Friar:

We are responding to your oral comments to us today concerning the Form S-4 Registration Statement of The Bank Holdings (“Company”). Pre-Effective Amendment No. 1 to such registration statement (“Amended S-4”) will be filed by the Company on August 14, 2006 in response to your comments. The following is a response to each of your comments (in the order of your comments) and a discussion of changes that were made and their location in the Amended S-4. The page numbers refer to the as filed copy of the original filing since we do not have a copy of the revised filing at the time of this letter.  We also want to confirm pursuant to representations by management of the Company and NNB Holdings to us that there were no adverse trends for either the Company or NNB Holdings for the second quarter of 2006.

Question and Answer Page 1

1.                                       We revised the answer to the question as to why NNB Holdings’ shareholders are being asked to approve certain payments to executive officers by deleting the 2nd paragraph and inserting in its place a longer discussion that includes the quantitative amounts of the payments under both scenarios of NNB shareholders approving and disapproving the payments.

Summary Page 7 and Page 46.

2.                                       We revised the discussion on the determination of the merger consideration to quantify the amounts subtracted from the cash consideration for the first, second and fourth bullet points under the determination of the cash calculation.

NNB Holdings Proposal 2 Page 107

3.                                       We deleted the heading to the table on page 107 and moved the asterisk to the lead-in line above the table.

We also added a sentence on page 10 in the “Benefits to Certain NNB Holdings Officers and Directors in the Merger” section stating that Mr. Nebe has an agreement that allows him to receive the car he is using at the time of closing of the merger. We also corrected some of the numbers on page 108 per Graham and Dunn.

We would like to have the registration statement declared effective on August 14, 2006 so that The Bank Holdings and it shareholders will not have to incur additional expenses to update the registration statement. We further would appreciate your earliest review of the Amended S-4 and your communication by telephone of the earliest time when we may file an acceleration request.

Respectfully submitted,

/s/ Thomas Q. Kwan
Thomas Q. Kwan
	TQK:bl	Attorney at Law
Enclosures

cc:	Hal Giomi
Steve Klein